February 2, 2022

VIA EDGAR TRANSMISSION

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn:	Ms. Claire DeLabar Mr. Robert Littlepage Mr. Austin Pattan Ms. Kathleen Krebs

Re:	Direct Digital Holdings, Inc.
Registration Statement on Form S-1 (Registration No. 333-261059)
Request for Acceleration of Effective Date

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), The Benchmark Company, LLC and Roth Capital Partners, LLC, as representatives of the several underwriters, hereby join Direct Digital Holdings, Inc. (the “Company”) in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-261059) (the “Registration Statement”) to become effective on February 3, 2022, at 4:30 p.m., Eastern Time, or at such other time as the Company or its outside counsel, McGuireWoods LLP, may request via a telephone call to the staff of the Commission.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

The undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters and dealers that they have complied with and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

THE BENCHMARK COMPANY, LLC

By:	/s/ Michael Jacobs
Name:	Michael Jacobs
Title:	MD/Head of ECM

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron M. Gurewitz
Name:	Aaron M. Gurewitz
Title:	Head of Equity Capital Markets

cc:	Mark D. Walker, Chief Executive Officer, Direct Digital Holdings, Inc.
Susan Echard, Chief Financial Officer, Direct Digital Holdings, Inc.
Phyllis Young, Esq., McGuireWoods LLP Stephen E. Older, Esq., McGuireWoods LLP Rakesh Gopalan, Esq., McGuireWoods LLP
Ben A. Stacke, Esq., Faegre Drinker Biddle & Reath LLP